SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )*

                               Dime Bancorp, Inc.
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                       (Name of Subject Company (Issuer))

                            Fleet Boston Corporation
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                     (Name of Filing Person (Other Person))

                     Common Stock, $0.01 Per Share Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00025429Q1
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

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                           William C. Mutterperl, Esq.
                       Executive Vice President, Secretary
                               and General Counsel
                            Fleet Boston Corporation
                               One Federal Street
                           Boston, Massachusetts 02110
                                 (617) 346-4000

                                   Copies to:

                           Robert L. Tortoriello, Esq.
                              David Leinwand, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Persons
  Authorized to Receive Notices and Communications on Behalf of Filing Person)
--------------------------------------------------------------------------------


|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

    |_| third-party tender offer subject to Rule 14d-1.

    |_| issuer tender offer subject to Rule 13c-4.

    |_| going-private transaction subject to Rule 13e-3.

    |_| amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

     This Schedule TO is filed by Fleet Boston Corporation, doing business as FleetBoston Financial Corporation. FleetBoston disclaims that it is a bidder in connection with the proposed exchange offer by North Fork Bancorporation, Inc. for the common stock, par value $0.01 per share, of Dime Bancorp, Inc.

Contact           Media:                            Investor:
                  James E. Mahoney                  John Kahwaty
                  FleetBoston Financial             FleetBoston Financial
                  617-346-5472                      617-434-3650




                                                           FOR IMMEDIATE RELEASE


FLEETBOSTON FINANCIAL TO INVEST IN NORTH FORK BANCORPORATION


BOSTON, MA, March 5, 2000 - FleetBoston Financial (NYSE:FBF) confirmed today that it has entered into an agreement to invest $250 million in North Fork Bancorporation (NYSE:NFB) in connection with its proposed exchange offer to Dime Bancorp.

Fleet said, after being approached by North Fork, it entered into a standstill agreement with North Fork pursuant to which Fleet has agreed not to propose a merger with North Fork, Dime or Hudson United Bancorp for a period of time. In return Fleet will have the opportunity to invest in North Fork and increase its branch presence in the New York Metropolitan area.

Specifically, FleetBoston will invest $250 million in North Fork convertible preferred stock and will receive 7.5 million warrants to purchase North Fork common stock over the next 10 years. In addition, upon completion of North Fork's proposed merger with Dime, FleetBoston will have the right to purchase $2 billion of Dime deposits, in a total of 17 branches in Manhattan and on Long Island.

FleetBoston Financial is the eighth-largest bank holding company in the United States. A $190 billion diversified financial services company, it offers a comprehensive array of innovative financial solutions to 20 million customers in some 20 countries. Among the company's key lines of business are: retail banking, with over 1,500 branches in the Northeast; commercial banking, including capital markets/investment banking and commercial finance; investment services, including discount brokerage; and full-service banking through more than 250 offices in Latin America. FleetBoston Financial is headquartered in Boston and listed on the New York Stock Exchange (NYSE:FBF).

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